CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

November 5, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.

Form 20-F for the year ended December 31, 2011

Filed April 30, 2012

Responses dated July 9, 2012, August 13, 2012, August 29, 2012, September 26, 2012 and October 22, 2012

File No. 001-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Fernando A. Gonzalez, Chief Financial Officer of the Company, dated October 25, 2012 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”), filed with the Commission on April 30, 2012. The Company’s response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response.

Form 20-F for the Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1.	We note your response to comment one in our letter dated September 28, 2012. Given that operating earnings would normally exclude interest and tax amounts, your current presentation of the line item “operating earnings before interest and tax” could create confusion as it implies that these amounts would normally be included in the determination of operating earnings. In this regard, please change the title of this line item to “operating earnings.” In a similar manner, please retitle the line item currently described as “operating earnings before other expenses, net, interest and tax” to “operating earnings before other expenses, net.”

RESPONSE: The Company again thanks the Staff for taking the time to address this issue with the Company. The Company notes the Staff’s comment and confirms the Company’s adoption of the new titles in its future filings with the SEC.

The requested changes, as applied to the Company’s statements of operations for the years ended December 31, 2011 and 2010, would be as follows:

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

		Years ended December 31,
	Note	2011		2010

Net sales	2Q	Ps	189,887	177,641
Cost of sales	2R		(136,167)	(127,845)

Gross profit			53,720	49,796

Administrative and selling expenses	2R		(25,486)	(25,818)
Distribution expenses	2R		(16,170)	(13,242)

			(41,656)	(39,060)

Operating earnings before other expenses, net (1)			12,064	10,736

Other expenses, net	5		(5,449)	(6,335)

Operating earnings (2)			6,615	4,401

Financial expense	15		(16,627)	(14,753)
Other financial (expense) income, net	6		(2,214)	(523)
Equity in loss of associates	12		(334)	(487)

Loss before income tax			(12,560)	(11,362)

Income tax	18		(12,207)	(2,074)

CONSOLIDATED NET LOSS			(24,767)	(13,436)
Non-controlling interest net income			21	46

CONTROLLING INTEREST NET LOSS		Ps	(24,788)	(13,482)

BASIC LOSS PER SHARE	21	Ps	(0.74)	(0.39)

DILUTED LOSS PER SHARE	21	Ps	(0.74)	(0.39)

1	The term “Operating earnings before other expenses, net” was titled “Operating income” in prior years (note 2A).
2	The term “Operating earnings” was titled “Operating income after other expenses, net” in prior years (note 2A).

The accompanying notes are part of these consolidated financial statements.

The explanation of the changes, as reflected in the “Basis of presentation and disclosure” section in note 2 to the Company’s 2012 financial statements and going forward, would be as follows:

2)	SIGNIFICANT ACCOUNTING POLICIES

2A)	BASIS OF PRESENTATION AND DISCLOSURE

In CEMEX’s statements of operations for the years ended December 31, 2012 and 2011, the line item titled “Operating earnings before other expenses, net” was previously titled “Operating income” and the line item titled “Operating earnings” was previously titled “Operating income after other expenses, net.” CEMEX made these changes to comply with industry practice when filing financial statements under IFRS with the U.S. Securities and Exchange Commission based on the guidance set forth in paragraph 56 of the Basis for Conclusions of IAS 1, Presentation of Financial Statements. Nonetheless, such changes in line-item titles do not represent a change in CEMEX’s accounting practices, policies or methodologies under IFRS, as compared to prior years. Consequently, the line item “Operating earnings before other expenses, net” is directly comparable with the line item “Operating income” presented in prior years and the line item “Operating earnings” is directly comparable with the line item “Operating income after other expenses, net” presented in prior years.

*        *        *         *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Fernando A. Gonzalez
Name:	Fernando A. Gonzalez
Title:	Chief Financial Officer